Mail Stop 4561

April 15, 2008

Thomas M. Brandt, Jr.
Senior Vice President and
Chief Financial Officer
TeleCommunication Systems, Inc.
275 West Street
Annapolis, MD 21401

> **Re:** **TeleCommunication Systems, Inc.**
> **Form 10-K for the year ended**
> **December 31, 2007**
> **Filed March 5, 2008**
> **File no. 000-30821**

Dear Mr. Brandt:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 30

1. We note in your discussion that you have identified your most critical accounting policies to be those related to revenue recognition, capitalized software

development costs, acquired intangible assets, goodwill impairment, stock compensation expense and income taxes. We also note that you state that you describe these accounting policies in the relevant sections of your MD&A. However, based on your MD&A discussion, several of these critical accounting policies are not described or discussed in the relevant sections. Tell us how you considered Section E. of SEC Release No. 33-8350 to include a discussion in MD&A related to your most critical accounting policies that supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements and that provides greater insight into the quality and variability of information regarding financial condition and operating performance.

Consolidated Statements of Operations, page F-4

2.   We note in your disclosure on page F-11 that systems revenue typically contains multiple element arrangements that include products and certain services such as installation and integration as well as arrangements that include development, implementation and maintenance of customer applications. Tell us how you considered Rule 5-03 of Regulation S-X to present product and service revenues separately in your consolidated statements of operations and your justification for your current presentation.

Note 1. Significant Accounting Policies

Revenue Recognition, page F-10

3.   Please clarify the terms of your hosting service arrangements including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware.

4.   We note in your disclosure on page F-11 that systems revenue is earned from arrangements that typically include multiple elements and that the total arrangement is allocated to each element based on vendor specific objective evidence (VSOE) of fair value determined by the price charged when the element is sold separately. Please explain your methodology and assumptions used to determine VSOE of fair value of each element. For example, does the price charged for each element vary from customer to customer? If so, please explain how you determined that you can reasonably estimate the fair value for the elements. Additionally, as it relates to maintenance, we note that your perpetual licenses allow for the purchase of annual maintenance at a specified rate. Clarify whether a specified renewal rate is stated in the initial software license contract and if so, tell us what percentage of your customers actually renew at these stated

rates and provide the range of typical renewal rates that are stated in your contracts. If a stated renewal rate is not included in the initial software license agreement, tell us the percentage range allowed for your pricing of maintenance services that you consider to be representative of VSOE and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

Note 3. Loss Per Common Share, page F-15

5.   We note your reference to potentially dilutive securities that were excluded from your loss per share computation because the result would be anti-dilutive, however you did not disclose the amounts. We also note in your response to our prior comment 17 in our letter dated October 29, 2004, you would disclose the amount of anti-dilutive potential shares in future filings. Tell us how you considered paragraph 40.c. of SFAS 128 to disclose the number of anti-dilutive potential shares excluded from your loss per share computation.

Note 17. Stock-based Compensation Plans, page F-21

6.   We note that you adopted SFAS 123(R) on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SFAS 123(R). In this regard, we note that you do not provide a discussion of the method used to determine the significant assumptions used to estimate the fair value of your share-based payment arrangements. Please tell us how you considered including all of the disclosure requirements of paragraphs 64-65, 84 and A240-242 of SFAS 123(R).

Note 22. Commitments and Contingencies, page F-28

7.   We note that in the second quarter of 2007 you received a favorable decision related to the infringement of your patent by Sybase 365 and that you were awarded a monetary payment in excess of $10 million for past damages and a 12% royalty. Tell us whether you have received any of the amounts awarded and if you have, clarify where you recorded, or plan to record, the award in your consolidated statements of operations.

8.   We note in your disclosure related to the 2001 shareholder class action lawsuit filed against the Company that a settlement has been preliminarily approved and that you intend to continue to defend the lawsuit until the settlement has received final approval or the matter is resolved otherwise. Please tell us the terms of the proposed settlement and whether you have accrued any amounts related to this proposed settlement.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief